UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

MOSAIC INVESTMENT PLAN

Plan No. 004

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC INVESTMENT PLAN

Plan No.  004

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Investment Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mosaic Investment Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

Minneapolis, Minnesota

June 26, 2015

MOSAIC INVESTMENT PLAN

Plan No.  004

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value	$641,427,313	$539,591,697

Receivables:
Employer contributions	20,444,039	16,294,644
Notes receivable from participants	10,386,173	6,816,693

Total receivables	30,830,212	23,111,337

Total assets	672,257,525	562,703,034

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,436,480)	(2,164,342)

Net assets available for benefits	$669,821,045	$560,538,692

See accompanying notes to financial statements.

2

MOSAIC INVESTMENT PLAN

Plan No.  004

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income:
Interest and dividends	$11,136,289	$6,874,865
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Common / collective trusts	24,597,122	37,525,445
Mutual funds	2,273,318	25,893,953
Mosaic stock fund	(1,384,242)	(8,739,875)

Net investment income	36,622,487	61,554,388

Contributions:
Participants	24,104,866	20,513,531
Employer	30,383,874	26,700,434

Total contributions	54,488,740	47,213,965
Asset transfers from qualified plans	397,920	75,337
Other	12,677	9,631

Total additions	91,521,824	108,853,321

Deductions from net assets attributed to:
Benefits paid	66,628,554	33,286,544
Asset transfers to qualified plans	—	35,459
Administrative fees	357,591	361,641

Total deductions	66,986,145	33,683,644

Net increase prior to transfer from CF Industries plan	24,535,679	75,169,677
Transfer in from CF Industries plan	84,746,674	—

Net increase	109,282,353	75,169,677

Net assets available for benefits:
Beginning of year	560,538,692	485,369,015

End of year	$669,821,045	$560,538,692

See accompanying notes to financial statements.

3

MOSAIC INVESTMENT PLAN

Plan No.  004

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the Mosaic Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on March 1, 1988. The Plan is a defined contribution plan maintained by The Mosaic Company (the Company) for eligible U.S. salaried and nonunion hourly employees. Employees are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On March 17, 2014, the Company acquired the Florida phosphate assets and assumed certain related liabilities of CF Industries, Inc. (CF). The CF employees who joined the Company in connection with the acquisition became participants of the Plan immediately upon the closing of the acquisition. On March 17, 2014, notes receivable from participants of $3,486,145 were transferred from the CF Industries, Inc. Thrift Savings Plan (CF Plan) to the Plan. In order to facilitate the transfer of assets to the Plan, a blackout period on transactions involving the acquired employee’s assets within the CF Plan was imposed from April 24, 2014 at 4 p.m. Eastern time (after the end of trading under the Plan for that day) to April 28, 2014 at 8 a.m. Eastern time (before the start of the trading under the Plan for that day). On April 25, 2014, assets of $81,260,529 were transferred from the CF Plan to the Plan.

(b)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 75% of participants’ eligible pay (subject to Internal Revenue Service (IRS) annual statutory limits of $17,500 and $17,500 for 2014 and 2013, respectively) in before-tax dollars, after-tax dollars, or a combination of both. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. Participants are automatically enrolled into the Plan upon meeting eligibility requirements, and direct the investment of their contributions into various investment options offered by the Plan. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). For the years ended December 31, 2014 and 2013, the Company made matching contributions equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of the participants’ compensation contributed. The Company also makes an annual nonelective employer contribution that is based on a percentage of the employee’s eligible pay, subject to certain limitations and requirements. The Company made non-elective employer contributions of $13,823,924 and $12,967,354 in 2014 and 2013, respectively. At the sole discretion of Mosaic’s Board of Directors or its designee, the Company may make an annual discretionary employer contribution. The Company made discretionary employer contributions of $2,061,625 and $1,937,786 in 2014 and 2013, respectively. All or any portion of the profit sharing or Company matching contributions initially deposited to the Mosaic Stock Fund may be in the form of cash or shares of Company common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for the nonelective employer contribution or the discretionary employer contribution.

4

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2014 and 2013

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings (losses), and (c) notes receivable from participant administrative expenses. Each participant’s account is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Administrative Expenses

Administrative expenses are to be paid by the Plan but may be paid by the Company.

(e)	Investment Elections

The Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among twenty-four investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

(f)	Vesting

Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the nonelective employer contribution and the discretionary employer contribution portions of their account after either three years of service, attaining age 65, or death while an employee. Forfeitures of nonvested participant accounts are used first to restore nonelective employer contributions for reemployed employees who are entitled to have forfeitures restored and are then used to offset nonelective employer contributions. In 2014 and 2013, employer contributions were reduced by $634,726 and $180,684, respectively, from forfeited nonvested accounts.

(g)	Payment of Benefits

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1⁄2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants whose employment is terminated and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commence immediately after termination or a later date, but no later than age 70 1⁄2. Participants may

5

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2014 and 2013

be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Notes Receivable from Participants

Eligible participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Eligible participants may have one loan outstanding at any given time. Account balances attributable to the Company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 6 months to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate, as quoted in The Wall Street Journal at time of issuance. Interest rates on outstanding loans ranged from 3.25% to 8.75% in 2014 and from 4.25% to 9.25% in 2013. Principal and interest are paid through payroll deductions.

(i)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for shares of mutual and common/collective trust funds is the net asset value of those shares or units, as determined by the respective funds.

Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

(c)	Fully Benefit-Responsive Investment Contracts

As described in the Financial Accounting Standards Board (FASB) issued Staff Position, FASB Accounting Standards Codification (ASC) 946-210-45, Financial Services – Investment Companies, Balance Sheet – Other Presentation Matters (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value

6

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2014 and 2013

is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis for fully benefit-responsive contracts.

The Plan invests in a common/collective trust fund, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. The existence of certain conditions can limit the Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust of a unitholder, tax disqualification of the trust or unitholder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2014, the occurrence of an event from outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of a participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the preestablished investment guidelines.

The Plan reports the Vanguard Retirement Savings Trust fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of $(2,436,480) and $(2,164,342) as of December 31, 2014 and 2013, respectively, in the accompanying statements of net assets available for benefits. The average returns on the contract for the years ended December 31, 2014 and 2013 were 2.14 percent and 2.05 percent, respectively. The average interest crediting rate on the contract for the years ended December 31, 2014 and 2013 were 2.39 percent and 2.06 percent, respectively.

(d)	Payment of Benefits

Benefit payments are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

7

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2014 and 2013

(f)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(g)	Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net realized and unrealized appreciation in fair value of investments.

(3)	Fair Value Measurements

ASC 820, Fair Value Measurements, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

8

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2014 and 2013

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2014 and 2013 (Level 1, 2, and 3 inputs are defined above):

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stock	$39,096,489	$—	$—	$39,096,489
Mutual funds
Bonds	46,509,209	—	—	46,509,209
Domestic equity	105,749,187	—	—	105,749,187
International equity	30,982,634	—	—	30,982,634
Money market funds	614,291	—	—	614,291
Common/collective trusts
Equity mutual funds	—	336,667,621	—	336,667,621
Short duration fixed income funds	—	81,807,882	—	81,807,882

Total investments measured at fair value	$222,951,810	$418,475,503	$—	$641,427,313

	Assets at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stock	$46,170,203	$—	$—	$46,170,203
Mutual funds
Bonds	41,076,080	—	—	41,076,080
Domestic equity	96,369,241	—	—	96,369,241
International equity	31,518,596	—	—	31,518,596
Money market funds	213,206	—	—	213,206
Common/collective trusts
Equity mutual funds	—	244,416,007	—	244,416,007
Short duration fixed income funds	—	79,828,364	—	79,828,364

Total investments measured at fair value	$215,347,326	$324,244,371	$—	$539,591,697

Common stock traded on national exchanges are valued at their closing market prices.

The common/collective trust fund is made up of investments in traditional contracts issued by insurance companies and banks, alternative investment contracts, and short-term investments. For traditional investment contracts, fair value is determined by calculating the present value of expected future cash flows for each contract. A contract represents contributions made plus interest accrued at the contract rate, less withdrawals. The fair value for alternative investment contracts is determined by aggregating the market value of the underlying investment in Vanguard mutual funds and bond trusts plus the value of the wrap contract, if any.

9

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2014 and 2013

The fair values of the mutual funds are based on observable unadjusted market quotations for identical assets and are priced on a daily basis at the close of the NYSE.

For each of the Plan funds (other than money market funds and short-term bond funds, but including Vanguard Short-Term Inflation-Protected Securities Index Fund), a participant is prohibited from exchanging into a fund account for 60 calendar days after the participant has exchanged out of that fund account.

For the years ended December 31, 2014 and 2013, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value and there were no transfers between levels.

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2014	2013
Mutual funds:
Delaware U.S. Growth Fund	$40,604,653	$36,960,786
PIMCO Total Return Fund	*	28,768,468
T. Rowe Price Small-Cap Stock Fund	*	29,182,571
Vanguard Windsor II Fund	36,681,436	30,225,884
Common / Collective Trust funds:
Northern Trust S&P 500 Index Fund	54,584,181	46,766,725
Vanguard Target Retirement 2015 Fund	36,121,000	28,058,350
Vanguard Target Retirement 2020 Fund	60,341,972	42,178,227
Vanguard Target Retirement 2025 Fund	53,887,098	33,226,082
Vanguard Retirement Savings Master Trust	81,807,882	79,828,364
Mosaic Stock Fund	39,096,489	46,170,203

*	Represents an investment that is less than 5% of the Plan’s net assets available for benefits at December 31, 2014.

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated October 18, 2010 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan, as amended, is qualified and is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.

10

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2014 and 2013

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets is invested in the common stock of the Company. At December 31, 2014 and 2013, approximately 6% and 8%, respectively, of the Plan’s total assets were invested in the Company’s common stock. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

(7)	Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Vanguard Fiduciary Trust Company is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Vanguard Fiduciary Trust Company. The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party-in-interest with respect to the Plan. The Plan also engages in loans to participants. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(8)	Subsequent Events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 26, 2015, the date at which financial statements were available to be issued, and determined there were no other items to disclose.

11

SUPPLEMENTAL SCHEDULE

Schedule

MOSAIC INVESTMENT PLAN

Plan No.  004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

		Number of	Current
Identity of issuer	Description	shares	value**
PIMCO	PIMCO Total Return Fund	2,342,714	$24,973,326
MFS Investment Management	MFS Institutional International Equity Fund	174,485	3,648,472
T. Rowe Price Trust Co	T. Rowe Price Small-Cap Stock Fund	1,389,800	28,463,097
Delaware Investments	Delaware U.S. Growth Fund	1,487,350	40,604,653
Northern Trust Global Investments	Northern Trust S&P 500 Index Fund	256,794	54,584,181
	Northern Trust Russell 2000 Index Fund	38,622	8,266,736
Vanguard Fiduciary Trust Company*	Vanguard Total Bond Market Index Fund	1,636,254	17,786,083
	Vanguard Prime Money Market Fund	614,291	614,291
	Vanguard Retirement Savings Master Trust	79,371,402	81,807,882
	Vanguard Windsor II Fund	554,100	36,681,436
	Vanguard Inflation-Protected Securities Fund	355,768	3,749,799
	Vanguard Target Retirement Income Fund	226,763	6,748,456
	Vanguard Target Retirement 2010 Trust Fund	330,673	9,093,512
	Vanguard Target Retirement 2015 Trust Fund	1,313,969	36,121,000
	Vanguard Target Retirement 2020 Trust Fund	2,226,641	60,341,972
	Vanguard Target Retirement 2025 Trust Fund	2,028,118	53,887,098
	Vanguard Target Retirement 2030 Trust Fund	1,285,404	33,394,792
	Vanguard Target Retirement 2035 Trust Fund	1,001,239	26,012,180
	Vanguard Target Retirement 2040 Trust Fund	781,752	20,677,339
	Vanguard Target Retirement 2045 Trust Fund	557,126	14,724,853
	Vanguard Target Retirement 2050 Trust Fund	323,133	8,582,409
	Vanguard Target Retirement 2055 Trust Fund	112,082	3,991,253
	Vanguard Target Retirement 2060 Trust Fund	8,619	241,842
	Vanguard Total International Stock Index Fund	262,879	27,334,162
The Mosaic Company*	Mosaic Stock Fund	856,440	39,096,489

			$641,427,313

N/A	Notes receivable from participants due through December 2019		$10,386,173

*	Indicates party-in-interest to the Plan
**	Historical cost is not required for participant directed accounts

See accompanying report of independent registered public accounting firm.

12

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on the 26th day of June, 2015.

MOSAIC INVESTMENT PLAN

By:	Global Benefits Committee, as Plan Administrator

By:	/s/ Corrine D. Ricard
Corrine D. Ricard, Chair

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1